Exhibit 99.1

Phoenix New Media to Hold 2015 Annual General Meeting on August 18, 2015

BEIJING, China, July 7, 2015 — Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “ifeng”, or the “Company”), today announced that it will hold its annual general meeting of shareholders at No. 2-6, Dai King Street, Taipo Industrial Estate, Taipo, New Territories, Hong Kong on August 18, 2015 at 10:00 a.m. Hong Kong time.

Holders of record of ordinary shares of the Company at the close of business on July 7, 2015 are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying Class A ordinary shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas.

The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the annual general meeting, is available on the Investor Relations section of the Company’s website at http://ir.ifeng.com. Shareholders may obtain the Company’s 2014 annual report from the Investor Relations section of the Company’s website at http://ir.ifeng.com/, or may request a hard copy, free of charge, by contacting Phoenix New Media Limited at Sinolight Plaza, Floor 16, No. 4 Qiyang Road, Wangjing, Chaoyang District, Beijing 100102, People’s Republic of China, attention: Matthew Zhao, telephone: +86 (10) 6067-6000, email: investorrelations@ifeng.com.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is the leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “likely to,” “may,” “plan,” “will” or other similar expressions. These forward-looking statements are based largely on current expectations and projections of Phoenix New Media and its management about future events and financial trends that management believes may affect Phoenix New Media’s financial condition, results of operations, business strategy and financial needs. Statements that are not historical facts, including statements about the beliefs and expectations of Phoenix New Media or its management, are forward-looking statements. Phoenix New Media also may make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties and you should not rely upon forward-looking statements as predictions of future events. A number of factors could cause Phoenix New Media’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies, including without limitation strategies to grow particular products or services; the Company’s future business development, results of operations and financial condition; expected changes in the Company’s revenues, including in components of its total revenues, and cost or expense items; the Company’s ability to continue and manage the expansion of its operations; and changes in general economic and business conditions in the People’s Republic of China. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Phoenix New Media does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Email: investorrelations@ifeng.com

ICR, Inc.

In Beijing, China: Jeremy Peruski

In New York City: Katherine Knight

Tel: +1 (646) 277-1276

Email: investorrelations@ifeng.com